SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03025606

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002



or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number 0-25239

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Superior Financial Corp. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Superior Financial Corp. 401(k) Plan
5000 Rogers Avenue
Fort Smith, Arkansas 72903

CR


SEC MAIL
RECEIVED
PROCESSING
JUN 2 7 2003
WASH. D.C.
184
SECTION

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Superior Financial Corp. 401(k) Plan

As of December 31, 2002 and 2001, and for the Year ended December 31, 2002

Superior Financial Corp. 401(k) Plan

Financial Statements
and Supplemental Schedule

As of December 31, 2002 and 2001, and for
the Year ended December 31, 2002

Contents

0301-0388326



Ernst & Young LLP
Suite 3600
425 West Capitol
Little Rock, Arkansas 72201

Phone: (501) 370-3000
Fax: (501) 370-3044
www.ey.com

Report of Independent Auditors

Plan Administrator
Superior Financial Corp. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Superior Financial Corp. 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 9, 2003

Superior Financial Corp. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investments	**$3,066,224**	$ 2,660,435
Net assets available for benefits	**$3,066,224**	$ 2,660,435

See accompanying notes.

Superior Financial Corp. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions	
Investment income (loss):	
Net depreciation in fair value of investments	$ (487,651)
Interest and dividends	35,847
	(451,804)
Contributions:	
Employer	416,325
Participant	811,765
Rollover	100,308
	1,328,398
Net additions	876,594
Deductions	
Benefits paid directly to participants	470,805
Net increase	405,789
Net assets available for benefits, at beginning of year	2,660,435
Net assets available for benefits, at end of year	$ 3,066,224

See accompanying notes.

Superior Financial Corp. 401(k) Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the Superior Financial Corp. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Superior Bank and its subsidiaries (the Company) who are age 21 and over. Participants are eligible to participate in the Plan after completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may make contribute a percentage of pre-tax compensation as defined in the Plan document. The Company may make a discretionary matching contribution up to an amount equal to 6% of a participant's compensation. Participants are eligible to receive discretionary matching contributions after one year of service. For 2002, the discretionary matching contribution was 100% of employee deferrals up to 3% of the participants' compensation. Participants are permitted to direct the investments of their account by choosing among the funds that the Company makes available for investment.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's discretionary matching contribution and (b) Plan earnings. Forfeitures are applied to reduce the Company's contribution to the Plan in the following Plan year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Company contributions are vested 25% each year and become fully vested after a participant completes his or her fourth year of service or in the event of retirement, disability, or death.

1. Description of the Plan (continued)

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of termination of the Plan, all participants become fully vested.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan's shares of registered investment companies are valued at the net asset values published by the fund's administrator on the last business day of the Plan year. The fund for common stock of the Employer, consisting of employer stock and cash, was recorded at fair value as determined by quoted market prices under a unitization method.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Accounting Policies (continued)

Administrative Expenses

Administrative expenses incurred in connection with the operation of the Plan are borne by the Company. During 2002, the Company paid approximately $35,000 in administrative expenses.

3. Investments

Investors Bank & Trust serves as the trustee of the Plan and Diversified Investment Advisors serves as the record-keeper of the Plan.

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits is as follows:

	December 31, 2002
Aggressive Equity Fund	**$ 344,858**
International/ Long Horizon Strategic Allocation Fund	**182,891**
Growth and Income Fund	**213,357**
Value and Income Fund	**439,214**
Intermediate Horizon Strategic Allocation Fund	**232,535**
Long Horizon Strategic Allocation Fund	**349,773**
Superior Financial Corp. Common Stock Fund	**269,374**

	December 31, 2001
Aggressive Equity Fund	$ 406,189
International Equity Fund	141,290
Growth and Income Fund	251,525
Value and Income Fund	558,307
Intermediate Horizon Strategic Allocation Fund	182,272
Long Horizon Strategic Allocation Fund	263,623
Superior Financial Corp. Common Stock Fund	144,968

3. Investments (continued)

During 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by published market prices for shares of registered investment companies and quoted market prices for the common stock fund as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments
Shares of Registered Investment Companies	$ (482,076)
Superior Financial Corp. Common Stock Fund	30,272
	$ (451,804)

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4. Income Tax Status

The Plan Sponsor has not received a determination letter on their adoption of the nonstandardized prototype plan. In accordance with Revenue Procedure 2002-6, the Plan Sponsor has chosen to rely on the current opinion letter that has been issued to the prototype. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code (the Code) to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2002	**2001**
Net assets available for benefits per the financial statements	**$3,066,224**	$ 2,660,435
Less: Amounts allocated to withdrawing participants at December 31	–	(8,018)
Net assets available for benefits per the Form 5500	**$3,066,224**	$ 2,652,417

The following is a reconciliation of benefits paid directly to participants per the financial statements to the Form 5500 for December 31, 2002:

Benefits paid directly to participants per the financial statements	**$ 470,805**
Less: Amounts allocated to withdrawing participants at December 31, 2001	**(8,018)**
Benefits paid directly to participants per the Form 5500	**$ 462,787**

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6. Subsequent Events

On May 16, 2003, Superior Financial Corp. entered into a definitive agreement to affiliate with Arvest Holdings, Inc. a wholly owned subsidiary of Arvest Bank Group, Inc. Under the terms of the agreement, shareholders of Superior Financial Corp. will receive $23.75 for each share of common stock upon completion of the transaction.

Supplemental Schedule

Superior Financial Corp. 401(k) Plan

Schedule H; Line 4i – Schedule of Assets (Held At End of Year)
EIN: 51-0379417, Plan No. 001

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturing Value	(e) Current Value
	Mutual Funds		
*	Diversified Investment Advisors	Money Market Fund	$ 114,013
*	Diversified Investment Advisors	Intermediate Bond Fund	152,774
*	Diversified Investment Advisors	Short Horizon Strategic Allocation Fund	139,054
*	Diversified Investment Advisors	Core Bond Fund	63,414
*	Diversified Investment Advisors	Short/Intermediate Horizon Strategic Allocation Fund	77,903
*	Diversified Investment Advisors	Intermediate Horizon Strategic Allocation Fund	232,535
*	Diversified Investment Advisors	Value and Income Fund	439,214
*	Diversified Investment Advisors	Stock Index Fund	118,769
*	Diversified Investment Advisors	Intermediate/Long Horizon Strategic Allocation Fund	182,891
*	Diversified Investment Advisors	Growth and Income Fund	213,357
*	Diversified Investment Advisors	Equity Growth Fund	145,372
*	Diversified Investment Advisors	Long Horizon Strategic Allocation Fund	349,773
*	Diversified Investment Advisors	Special Equity Fund	83,725
*	Diversified Investment Advisors	International Equity Fund	132,099
*	Diversified Investment Advisors	Aggressive Equity Fund	344,858
	Total mutual funds		2,789,751
	Stock Fund		
*	Diversified Investment Advisors	Interest-bearing cash	7,099
*	Common stock of Superior Financial Corp.	17,605 unitized shares	269,374
			$ 3,066,224

*Indicates party-in-interest to the Plan.
Column (d) is not applicable for participant-directed investments.


SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH., D.C.
184
SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Superior Financial Corp. 401(k) Plan

June 25, 2003

Robert A. Kuehl
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Seq. Description	Page No.
23	Consent of Ernst & Young LLP	11
32.1	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	12
32.2	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	13

EXHIBIT 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-86241) pertaining to the Superior Financial Corp. 401(k) Plan of our report dated May 9, 2003, with respect to the financial statements and schedule of the Superior Financial Corp. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Little Rock, Arkansas
June 25, 2003

0301-0388326

EXHIBIT 32.1

Certification Pursuant To
18 U.S.C. Section 1350,
As Adopted Pursuant To
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the financial statements schedule of the Superior Financial Corp. 401(k) Plan (the Plan) on Form 11-K for the year ended December 31, 2002 (the Report), I, Robert A. Kuehl, Chief Financial Officer, certify pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of the Plan.

June 25, 2003

By: ______________________
Robert A. Kuehl
Chief Financial Officer

EXHIBIT 32.2

**Certification Pursuant To
18 U.S.C. Section 1350,
As Adopted Pursuant To
Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the financial statements and schedule of the Superior Financial Corp. 401(k) Plan (the Plan) on Form 11-K for the year ended December 31, 2002 (the Report), I, C. Stanley Bailey, Chief Executive Officer, certify pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of the Plan.

June 25, 2003

By: [signature]
C. Stanley Bailey
Chief Executive Officer